UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 2)

Invesco Pennsylvania Value Municipal Income Trust
(Name of Issuer)

Variable Rate Muni Term Preferred Shares
(Title of Class of Securities)

46132K604
(CUSIP Number)

RBC Municipal Products, LLC
Brookfield Place, 200 Vesey Street
New York, New York 10281

July 3, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

CUSIP No. 46132K604
1. Names of Reporting Persons. Royal Bank of Canada
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6. Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 1,376
9. Sole Dispositive Power
10. Shared Dispositive Power 1,376
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,376
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 100%
14. Type of Reporting Person (See Instructions) BK

CUSIP No. 46132K604
1. Names of Reporting Persons. RBC Municipal Products, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 1,376
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,376
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,376
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 100%
14. Type of Reporting Person (See Instructions) CO

This Amendment No. 2 (this “Amendment”) amends, as set forth below, the statement on Schedule 13D, dated May 15, 2012 and filed with the SEC on May 25, 2012 as amended by Amendment No. 1 dated June 1, 2017 and filed with the SEC on June 5, 2017 (the “Original Schedule 13D”) for Royal Bank of Canada ("RBC") and RBC Municipal Products, Inc. succeeded by conversion by RBC Municipal Products, LLC (“RBCMP”) (collectively, the “Reporting Persons”) with respect to the variable rate muni term preferred shares (“VMTP Shares”) of Invesco Pennsylvania Value Municipal Income Trust (the “Issuer”).  This Amendment is being filed as a result of the transfer on July 3, 2017 by RBC Capital Markets LLC (“RBCCM”) to RBCMP of 75 VMTP Shares (the “Additional VMTP Shares”) which were deposited by RBCMP into a tender option bond financing trust named RBC Taxable TOB Trust, Series E-52 (the "Subsequent TOB") on July 3, 2017.

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Original Schedule 13D.  Except as otherwise provided herein, each item of the Original Schedule 13D remains unchanged.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by deleting the second to last sentence of Paragraph 1 and replacing it with the following:

“On July 3, 2017, the Additional VMTP Shares were transferred from RBCCM to RBCMP and then to the Subsequent TOB. The Subsequent TOB has title to 100% of the VMTP (including the Additional VMTP Shares) but does not have the power to dispose or direct the disposition of the VMTP, which power is retained by RBCMP.”

Item 4.  Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following at the end of the Paragraph 1 thereof:

“On July 3, 2017, RBCCM transferred the Additional VMTP Shares to RBCMP who in turn deposited them into the Subsequent TOB on July 3, 2017.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by deleting the last sentence thereof and adding the following in its place:

“The Additional VMTP Shares will also have registration rights as provided for in the Registration Rights Agreement.”

Item 7.  Material to be Filed as Exhibits

Exhibit	Description of Exhibit

Exhibit 99.1 of Item 7 of  the Original Schedule 13D is hereby amended and restated in its entirety as follows:

“99.1	Joint Filing Agreement”

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

Royal Bank of Canada
Executive Officers

Name	Address	Principal Occupation	Citizenship
Bolger, Rod	Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada	Chief Financial Officer	American
Dobbins, Michael	Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada	Head, Strategy and Corporate Development	American
Guzman, Doug	Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada	Group Head, RBC Wealth Management & RBC Insurance	Canadian
Helena Gottschling	Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada	Chief Human Resources Officer	Canadian
Hughes, Mark	Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada	Group Chief Risk Officer	Canadian British American
McGregor, Alex Douglas	Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada	Group Head, Capital Markets and Investor & Treasury Services	Canadian
McKay, David Ian	Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada	President and Chief Executive Officer	Canadian
McLaughlin, Neil	Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada	Group Head, Personal and Commercial Banking	Canadian
Ross, Bruce	Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada	Group Head, Technology and Operations	Canadian
Tory, Jennifer	Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada	Chief Administrative Officer	Canadian

Royal Bank of Canada
Directors

Name	Address	Principal Occupation	Citizenship
Andrew A. Chisholm	Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada	Corporate Director	Canadian
Jacynthe Côté	Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada	Corporate Director	Canadian
Toos N. Daruvala	McKinsey & Company, Inc. 55 East 52nd Street New York, New York 10055 USA	Co-Chief Executive Officer, McKinsey Investment Office	American
David F. Denison, O.C., FCPA, FCA	Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada	Corporate Director	Canadian
Alice Delores Laberge	Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada	Corporate Director	Canadian
Michael Harrison McCain	Maple Leaf Foods Inc. 6880 Financial Drive Mississauga, Ontario L5N 0A8 Canada	President and Chief Executive Officer Maple Leaf Foods Inc.	Canadian
David Ian McKay	Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada	President and Chief Executive Officer, Royal Bank of Canada	Canadian
Heather Anne Munroe- Blum, O.C., O.Q., Ph.D., FRSC	Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada	Emerita Principal and Vice-Chancellor (President), McGill University	Canadian
Thomas A. Renyi	Bank of New York Mellon 200 Park Avenue, 54th Floor New York, New York 10166 USA	Corporate Director	American
Kathleen Patricia Taylor, C.M.	Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada	Chair of the Board, Royal Bank of Canada	Canadian

Bridget Anne van Kralingen	IBM Corporation 63 Madison Avenue New York, New York 10016 USA	Senior Vice-President, Industry Platforms, IBM Corporation	American and British
Thierry Vandal	Axium Infrastructure US Inc. 410 Park Avenue, Suite 510 New York, NY 10022 USA	President, Axium Infrastructure US Inc.	Canadian

RBC Municipal Products, LLC
Executive Officers

Name	Business Address	Principal Occupation	Citizenship
Decicco, Steven, Treasurer	30 Hudson Street Jersey City, NJ 07302	Chief Financial Officer, RBC Capital Markets, LLC	United States
Huesman, Joseph, President	200 Vesey Street New York, NY 10281	Managing Director, Municipal Portfolio Manager, RBC Capital Markets, LLC	United States
McCandless, Jennifer, Chief Operating Officer	200 Vesey Street New York, NY 10281	Vice President, Manager for Trade Support of Municipal Products, RBC Capital Markets, LLC	United States

RBC Municipal Products, LLC
Directors

Name	Business Address	Principal Occupation	Citizenship
Degagné, Renée	200 Vesey Street New York, NY 10281	Managing Director Global Trading Client Manager Royal Bank of Canada	Canada
Hamel, Chris	200 Vesey Street New York, NY 10281	Managing Director, Head of Municipal Finance RBC Capital Markets, LLC	United States
LePage, Dan	200 Vesey Street New York, NY 10281	Managing Director, Head of U.S. Real Estate Corporate Banking RBC Capital Markets, LLC	United States
Maroney, Mark	200 Vesey Street New York, NY 10281	Managing Director, Head of US Rates, Mortgages & Municipals RBC Capital Markets, LLC	United States

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 28, 2017	By:	ROYAL BANK OF CANADA

		By:	/s/ John Penn
			Name:	John Penn[1]
			Title:	Authorized Signatory

	By:	RBC MUNICIPAL PRODUCTS, LLC

		By:	/s/ Joseph Huesman
			Name:	Joseph Huesman
			Title:	President

1          This Schedule 13D/A was executed by John Penn pursuant to the power of attorney filed with the Securities and Exchange Commission on August 9, 2013 in connection with a Schedule 13G/A for RMR Real Estate Income Fund, which power of attorney is incorporated herein by reference.